Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For purposes of this section, “we,” “our,” “us”, “LPA” and the “Company” refer to Logistic Properties of the Americas and all of its subsidiaries. The following discussion and analysis (“MD&A”) of the financial condition and results of operations should be read together with our unaudited condensed consolidated interim financial statements as of June 30, 2026 and December 31, 2025 and for the three and six months ended June 30, 2026 and 2025, together with related notes thereto, (the “Unaudited Condensed Consolidated Interim Financial Statements”). The Unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read together with our Annual Report on Form 20-F for the year ended December 31, 2025 (the "Annual Report"), as filed with the U.S. Securities and Exchange Commission. The following discussion contains forward-looking statements and should be read in conjunction with the section titled “Cautionary Note Regarding Forward-Looking Statements” included in this MD&A and the section titled “Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2025.
Overview
LPA was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2023. LPA is a fully integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics and industrial assets across Latin America. We focus on modern Class A logistics and industrial real estate in high growth and high barrier-to-entry markets that are undersupplied and have low penetration rates. We believe we are a leading institutional development, logistics and industrial platform operating in our four countries of operation today — Costa Rica, Colombia, Peru and Mexico – which correspond to our reportable segments. We have significant expertise in designing and developing logistics and industrial assets, which we own, manage and lease on a long-term basis. Our strategic footprint and operational expertise enable us to provide our tenants with “last mile” distribution capabilities that are critical to logistics and industrial infrastructure, and be well located to leverage strong e-Commerce and “nearshoring” trends.
Our business model is designed to generate recurring revenue from long-term leases with creditworthy tenants, which we believe drives attractive unit economics. We believe our corporate structure provides us with the following advantages:
•Investment focus: We have designed our business model to participate across the real estate value creation chain including (i) structuring and financing, (ii) development, (iii) lease-up and (iv) asset management, in comparison to Real Estate Investment Trust (REITs), which are generally required to focus on Stabilized Properties, or nearly Stabilized Properties;
•Management fee structure: We manage our properties internally and do not generally charge management fees, which we believe better aligns our interests with investors, as opposed to the externally managed REIT model; and
•Long term value creation: We develop and manage our assets with a focus on the quality of our real estate and maximizing its long-term value, in comparison to managing our development, operations and maintenance activities to achieve shorter term dividend targets.
As of June 30, 2026, our operating portfolio was composed of 34 properties with a GLA of around 5.8 million square feet. Our portfolio has a Stabilized occupancy rate of 100.0% and a weighted average remaining lease term of 4.5 years on our current leases.

Our portfolio is composed of Class A logistic and industrial warehouses that are well positioned to serve the key logistical functions of the growing e-Commerce market and nearshoring trade. All of our properties in Colombia and select properties in Costa Rica and Peru are EDGE certified, a green building certification system sponsored by the IFC (International Finance Corporation), a member of the World Bank Group, and administered by GBCI (Green Business Certification Inc.), which promotes the development of sustainable buildings, both internally, with expansive floor capacity, natural light and sufficient height clearance levels, as well as externally, with shared truck maneuvering yards, optimized platforms and container parking. These modern specifications enable our tenants to drive operational efficiencies for timely delivery of their goods and implement highly advanced operational and logistics processes that enhance their ability to compete. Our high quality and diversified tenant base is composed of leading multinational companies that operate primarily in the consumer goods, third-party logistics and other retail sectors including Kuehne & Nagel, Alicorp, Pequeño Mundo, Pricesmart, Natura & Co., Indurama, Farmanova, Rex Cargo, CEVA, and Samsung.
The following table sets forth a summary of our real estate portfolio as of June 30, 2026, December 31, 2025, and June 30, 2025:

	As of June 30, 2026	As of December 31, 2025	As of June 30, 2025
Number of operating real estate properties	34	34	31
Operating GLA (sq. ft) (1)	5,804,146	5,804,261	5,292,588
Leased GLA (sq. ft) (2)	6,208,826	5,992,995	5,606,033
Number of tenants	57	58	55
Average rent per square foot	$8.88	$8.65	$8.07
Weighted average remaining lease term	4.5 years	4.9 years	5.0 years
Stabilized occupancy rate (% of GLA)	100.0%	100.0%	94.5%
(1)“Operating GLA” refers to the GLA in operating properties. Operating properties are investment properties that have achieved Stabilization. We define Stabilization as the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% occupancy rate.
(2)“Leased GLA” refers to the GLA in operating properties, properties under development, and land banks that is subject to a lease.
Our operating portfolio is geographically diversified, as shown below as of June 30, 2026, December 31, 2025, and June 30, 2025:

	As of June 30, 2026
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,516,471	43%	19
Colombia	1,255,178	22%	5
Peru	1,774,816	31%	8
Mexico	257,681	4%	2
Total	5,804,146	100%	34

	As of December 31, 2025
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,516,471	43%	19
Colombia	1,255,286	22%	5
Peru	1,774,816	31%	8
Mexico	257,688	4%	2
Total	5,804,261	100%	34

	As of June 30, 2025
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,516,137	47%	19
Colombia	1,255,404	24%	5
Peru	1,521,047	29%	7
Total	5,292,588	100%	31

The following table presents a summary of our total revenues and our profit (loss) for the three and six months ended June 30, 2026 and 2025:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Total revenues	$14,742,821	$11,692,692	$29,141,280	$23,532,483
Profit (loss)	$14,255,348	$(1,114,973)	$6,682,356	$(54,267)
The following tables present a summary of our rental revenue for the three and six months ended June 30, 2026, 2025 and for twelve months ended June 30, 2026 and December 31, 2025:

	For the three months ended June 30, 2026		For the three months ended June 30, 2025
	Rental Revenue(1)	% of Rental Revenue	Rental Revenue(1)	% of Rental Revenue

Costa Rica	$6,274,255	43%	$5,939,710	51%
Colombia	$3,106,699	21%	$2,402,263	21%
Peru	$4,884,640	33%	$3,248,012	28%
Mexico	$450,128	3%	—	—%
Total	$14,715,722	100%	$11,589,985	100%
(1)All leases in Costa Rica and Peru and a majority of the leases in Mexico are denominated in U.S. Dollars, while leases in Colombia are denominated in Colombian pesos.

	For the six months ended June 30, 2026		For the six months ended June 30, 2025
	Rental Revenue(1)	% of Rental Revenue	Rental Revenue(1)	% of Rental Revenue

Costa Rica	$12,472,040	43%	$11,940,549	51%
Colombia	$6,102,344	21%	$4,802,547	21%
Peru	$9,590,746	33%	$6,611,664	28%
Mexico	$911,135	3%	$—	—%
Total	$29,076,265	100%	$23,354,760	100%
(1)All leases in Costa Rica and Peru and a majority of the leases in Mexico are denominated in U.S. Dollars, while leases in Colombia are denominated in Colombian pesos.

	For the twelve months ended June 30, 2026(1)		For the year ended December 31, 2025
	Rental Revenue(2)	% of Rental Revenue	Rental Revenue(2)	% of Rental Revenue

Costa Rica	$24,669,088	45%	$24,137,597	50%
Colombia	$11,289,892	20%	$9,990,095	20%
Peru	$17,296,547	32%	$14,317,465	29%
Mexico	$1,577,703	3%	$666,568	1%
Total	$54,833,230	100%	$49,111,725	100%
(1)Rental revenue for the twelve-month ended June 30, 2026 represents the Company's results of the four-quarter period ended June 30, 2026.
(2)All leases in Costa Rica and Peru and a majority of the leases in Mexico are denominated in U.S. Dollars, while leases in Colombia are denominated in Colombian pesos.

Factors Affecting Our Results of Operations
Macroeconomic Conditions
Our business is significantly influenced by the general economic conditions in Costa Rica, Colombia, Peru, Mexico and other markets where we plan to operate, which in turn affect our financial performance, portfolio value, and strategy execution. Changes in national, regional and global economic conditions can significantly impact us. Real estate markets are cyclical and are driven by investor perceptions of the overall economic outlook. Rising interest rates, reduced real estate demand, economic slowdowns, or recessions influence the real estate markets and any occurrence of these conditions could lead to weakened demand for our properties, decreased revenues, increased costs and lower asset values for us.
Factors such as currency devaluation, price instability, inflation, interest rate fluctuations, regulatory changes, taxation shifts, social and political unrest, and other economic developments can influence our outcomes, which are forces beyond our control. Economic slowdowns, negative growth periods, increased inflation, or interest rates could reduce demand for our assets, lower their real value, or prompt a shift toward lower-quality assets.
Rental Income
Our primary revenue stream comes from investment property rental income. The rental income from our property portfolio depends on our ability to maintain high occupancy rates and grow by acquiring, developing, or expanding properties.
As of June 30, 2026, December 31, 2025, and June 30, 2025, the Stabilized occupancy rates for our operating properties were 100.0%, 100.0%, and 94.5%, respectively. The rental income generated from our leased properties is influenced by our ability to collect rent payments according to lease agreements and our ability to raise rental rates. The growth in rental income also relies on our ability to acquire suitable properties meeting our investment criteria, develop them, and expand the GLA of existing properties where feasible. Future rental income could be affected by positive or negative trends in our tenants’ businesses and the regions where we operate.
Lease Expirations
Our results of operations are influenced by our ability to re-lease space before leases expire or promptly upon the expiration of a lease. Results are also affected by economic and competitive conditions in the markets where we operate as well as the desirability of our individual properties. We utilize a proactive leasing strategy by maintaining regular communication with tenants to understand the needs of their respective operations and their plans for existing space and potential expansions. Our senior management team conducts frequent visits to the properties and apply their market insights to establish connections with potential local, regional, and national tenants that may complement our current tenant base. As of June 30, 2026, our existing asset lease contracts scheduled to expire in the remainder of 2026, 2027, 2028 and 2029 represented 2.6%, 17.7%, 11.7% and 20.7%, respectively, of our Leased GLA.
Competition
We face local competition from other buyers, developers, and operators of industrial properties in Costa Rica, Colombia, Peru, Mexico and other markets where we plan to operate. Some of these competitors strive to provide similar products and pursue properties in our target markets. Increased competition in the future could limit our ability to develop and acquire desired properties on favorable terms. Furthermore, increased competition might impact the occupancy rates of our properties, influencing our financial results. We could also face pressure to lower our rental rates or offer rent reductions, improvements, early termination privileges, or favorable lease renewal options to tenants in order to retain them upon lease expiration due to competitive pressures.
Property Operating Costs
Our property operating costs consist mainly of repairs and maintenance, property management, utilities, insurance, real estate taxes, expected credit loss adjustments, tenant-billable operating expenses, interest expenses on property related land lease liabilities and other property related expenses. Most property operating costs are recovered through rental recovery fees charged to tenants. All of our leases are classified as operating leases. Furthermore, a significant portion of our leases are modified gross leases, which is a type of rental agreement where the tenant pays the base rent and a proportional share of certain investment property operating expenses. Although we can recover most of the investment property operating expenses across all of our leases, it is ultimately our responsibility to pay for the operating expenses.

Inflation
Most of our leases contain provisions designed to mitigate the adverse impact of inflation. Rental income is typically adjusted annually and is contractually indexed for inflation based on the local or US consumer price index. In addition, some contracts contain a fixed increase amount, which may differ from inflation. Furthermore, our leases could expose us to potential rises in non-reimbursable property operating expenses, which includes potential costs linked to vacant premises. Additionally, we believe that certain current rental rates within our leases due for renewal are below the current market rates for similar spaces. Upon renewal or re-leasing, adjustments to these rates to align with or approach current market levels may counterbalance the impact of inflationary expense pressures associated with our leased properties. We also have exposure to inflation with respect to our development portfolio, as increases in materials and other costs related to our development activities might drive up the cost to develop properties. In addition, an increase in inflation may increase the replacement value of our real estate assets, and as such, the development of new assets may be adversely impacted if corresponding rental rates do not have a similar increase.
Nearshoring Trends
Global trade dynamics, including escalating tariffs and geopolitical tensions such as the conflicts in Ukraine and the Middle East, have introduced significant uncertainty into cross-border commerce. These pressures have led companies to rethink their supply chains and explore ways to expand or relocate production facilities that are closer to U.S. headquarters and end markets. While the countries in which we operate might be positioned to benefit from strengthening nearshoring dynamics, resulting in greater supply chain security, reduced long shipping routes, and minimized sensitivity to global disruptions in trade linkages, there are broader implications. Rising tariffs and growing geopolitical tensions may still lead to increased input costs, supply chain complexity, and reduced access to international markets, potentially offsetting some of the benefits of nearshoring.
Development
Our business relies in part on the successful, on-time, and on-budget development of new properties in order to increase GLA. We have a proven track record of executing our development strategy, however, our operations could be impacted by construction work delays, increased supply chain costs, shortage of qualified labor in our geographies or changes or difficulties in the permitting and regulatory environment.

Key Components of Operating Results
Revenue
We generate revenue through investment property rental income and development fees.
Investment property rental income primarily consists of rental payments from tenants through operating lease agreements. Our leases with tenants (customers) are classified as operating leases. We recognize the total minimum lease payments provided for under the leases on a straight-line basis over the lease term. Rental income is recognized under the requirements of International Financial Reporting Standard ("IFRS") 16 - Leases (“IFRS 16”) and revenue on the non-lease components is recognized under the requirements of IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”). This is included as rental revenue in our condensed consolidated interim statements of profit or loss and comprehensive income (loss).
Development fees are determined in accordance with the terms specified on each arrangement with customers. The fees are recognized as revenue when they are earned under the agreements with customers. They are included in other revenue in our condensed consolidated interim statements of profit or loss and comprehensive income (loss).
Investment property operating expense
Investment property operating expense includes the direct operating expenses of the property including repairs and maintenance, property management, utilities, insurance, real estate taxes, expected credit loss adjustments, tenant-billable operating expenses, interest expenses on property-related land lease liabilities and other property related expenses. The majority of the property operating expenses can be recovered through the rental recoveries charged to tenants.
General and administrative expense
General and administrative expense includes personnel costs, including salaries, bonuses, employee benefits, director fees, and share-based payments expenses, operating costs of the business support functions, such as finance and accounting, legal, human resources, administrative, as well as service and professional fees, office expenses, and bank service charges.
Investment property valuation gain (loss)
Investment property valuation gain (loss) is the investment properties’ change in fair value. The valuation analysis is performed by an independent external firm, which determines the fair market value of the investment properties. The fair market value of an investment property depends on the type of property. We hold operating properties, properties under development, and land.
Financing costs
Financing costs consists of interest expense, costs of raising debt, and amortization expense of deferred financing costs. These costs include various fees and charges associated with the process of issuing debt, refinancing the debt, and other fees and commissions paid to third parties involved in the financing process. Interest expense represents the interest costs incurred through our long-term debt.
Net foreign currency gain (loss)
Net foreign currency (loss) gain consists of the net profit or loss generated through the settlement of monetary items or the translation of monetary items at rates different from those at which they were translated upon initial recognition.
Other income
Other income primarily consists of interest income, income recognized from the settlement of construction contracts, including the derecognition of retainage payable, the reversal of previously accrued liabilities for legal-service invoices no longer expected to be paid, as well as stamp tax refunds related to the sale of Warehouse 500A.
Other expenses
Other expenses consists of other miscellaneous expenses including capital raising costs and deal pursuit costs.

Income tax expense
Income tax expense refers to the amount of tax owed to the relevant tax authority. Income tax expense comprises of current and deferred tax. Annual current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted as of the reporting date, and any adjustments to tax payable in respect of previous periods. Annual deferred tax is recognized using the balance sheet liability method in accordance with IAS 12 - Income taxes ("IAS 12") on taxable temporary differences between the tax base and the accounting base of items included in our condensed consolidated interim statements of financial position.
Income tax expense for interim periods is recognized based on management’s estimate of the effective tax rate expected to apply to annual earnings, adjusted for discrete items recognized in the period in which they occur, in accordance with IAS 34 - Interim Financial Reporting ("IAS 34").
Our Segments
Our four reportable segments are the geographic regions we operate in, Costa Rica, Colombia, Peru and Mexico. The four geographic segments primarily derive revenue from various operating leases with customers for the rental of warehouses. Our portfolio is strategically located within key trade and logistics corridors in the major cities of Costa Rica, Colombia, Peru and Mexico to conduct commercial operations.
Costa Rica: As of June 30, 2026, Costa Rica is our largest operating segment, with 19 buildings and an Operating GLA of 2.5 million square feet.
Colombia: As of June 30, 2026, Colombia had 5 buildings with an Operating GLA of 1.3 million square feet and a land reserve of 50.6 acres.
Peru: As of June 30, 2026, Peru had 8 buildings with an Operating GLA of 1.8 million square feet, 2 buildings under development with a GLA of 0.4 million, and a land reserve of 5.0 acres.
Mexico: As of June 30, 2026, Mexico had 2 buildings with an Operating GLA of 0.3 million square feet.
Revenue by segment
Management analyzes revenue by comparing actual monthly revenue to internal projections and prior periods across the operating segments in order to assess performance, identify potential areas for improvement, and determine whether the segments are meeting management’s expectations.
Segment Net Operating Income ("NOI")
Management defines NOI as revenue without other revenue (which primarily relates to development fee revenue) less investment property operating expense. Management uses NOI by segment to assess financial performance at the segment level.

Results of operations for the three months ended June 30, 2026, compared to the three months ended June 30, 2025
The results of operations presented below should be reviewed in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements. The following table presents information from our condensed consolidated interim statements of profit or loss and comprehensive income (loss) for the three months ended June 30, 2026 and 2025:

	For the Three Months Ended June 30,
	2026	2025	$ Change	% Change
REVENUE
Costa Rica	$6,274,255	$5,939,710	$334,545	5.6%
Colombia	3,106,699	2,402,263	704,436	29.3%
Peru	4,884,640	3,248,012	1,636,628	50.4%
Mexico	450,128	—	450,128	NM
Unallocated revenue	27,099	102,707	(75,608)	(73.6%)
Total revenues	14,742,821	11,692,692	3,050,129	26.1%

Investment property operating expense
Costa Rica	(1,080,473)	(959,226)	(121,247)	12.6%
Colombia	(431,128)	(398,133)	(32,995)	8.3%
Peru	(1,005,501)	(649,776)	(355,725)	54.7%
Mexico	(31,628)	—	(31,628)	NM
Total investment property operating expense	(2,548,730)	(2,007,135)	(541,595)	27.0%
General and administrative	(4,181,069)	(4,579,830)	398,761	(8.7)%
Investment property valuation gain (loss)	19,981,310	(257,400)	20,238,710	NM
Financing costs	(4,938,236)	(4,933,560)	(4,676)	0.1%
Net foreign currency (loss) gain	(586,245)	64,530	(650,775)	NM
Other income	324,314	212,567	111,747	52.6%
Other expenses	(327,078)	—	(327,078)	NM
Profit (loss) before taxes	22,467,087	191,864	22,275,223	NM
Income tax expense	(8,211,739)	(1,306,837)	(6,904,902)	NM
PROFIT(LOSS) FOR THE PERIOD	$14,255,348	$(1,114,973)	$15,370,321	NM
NM - not meaningful
Revenue: Revenue increased by $3.1 million, or 26.1%, to $14.7 million for the three months ended June 30, 2026 from $11.7 million for the three months ended June 30, 2025. The increase was attributable to positive rental rate growth, lease expansions and the leasing of previously vacant areas, new tenants, the commencement of operations in Mexico, and favorable foreign exchange rate fluctuations.
Costa Rica – Revenue in Costa Rica increased by $0.3 million, or 5.6%, to $6.3 million for the three months ended June 30, 2026 from $5.9 million for the three months ended June 30, 2025. The increase was primarily attributable to positive rental rate growth upon lease renewals as well as the leasing of previously vacant areas.
Colombia – Revenue in Colombia increased by $0.7 million, or 29.3% to $3.1 million for the three months ended June 30, 2026 from $2.4 million for the three months ended June 30, 2025. The increase was primarily attributable to favorable foreign exchange rate fluctuations on existing and new tenants, as well as positive rental rate growth.
Peru – Revenue in Peru increased by $1.6 million, or 50.4%, to $4.9 million for the three months ended June 30, 2026 from $3.2 million for the three months ended June 30, 2025. The increase was attributable to the Stabilization of Building 300B within Parque Logistico Callao during 2025, as well as rent escalations across the portfolio.

Mexico – Rental revenue of $0.5 million for the three months ended June 30, 2026 was generated from the operating investment properties in Puebla, Mexico that were acquired in August 2025.
Investment property operating expense: Investment property operating expense increased by $0.5 million, or 27.0%, to $2.5 million for the three months ended June 30, 2026 from $2.0 million for the three months ended June 30, 2025. The increase was primarily attributable to the commencement of lease operations at newly leased facilities in Peru, which resulted in a $0.2 million increase in ground lease payments and direct billable expenses, a $0.1 million increase due to a favorable arbitration cost adjustment that was recognized in the prior-year period that was not applicable in the current period, a $0.1 million increase in maintenance activities in Peru's Parque Lima Sur, and a $0.1 million increase in real estate taxes at Costa Rica's Parque La Verbena.
Costa Rica – Investment property operating expense in Costa Rica increased by $0.1 million, or 12.6%, to $1.1 million for the three months ended June 30, 2026, from $1.0 million for the three months ended three months ended June 30, 2025, which was primarily driven by higher real estate taxes at Parque Verbena Sur.
Costa Rica's Segment NOI increased by $0.2 million, to $5.2 million for the three months ended June 30, 2026 from $5.0 million for the three months ended June 30, 2025, which was primarily driven by slightly greater increase in revenue due to positive rental rate growth as well as lease renewals relative to the increase in real estate taxes.
Costa Rica's Segment NOI as a percentage of revenue decreased by 1.1%, to 82.8% for the three months ended June 30, 2026 from 83.9% for the three months ended June 30, 2025, which was primarily attributable to a slightly greater increase in additional operating costs relative to the increase in revenue.
Colombia – Investment property operating expense in Colombia remained relatively consistent at $0.4 million for the three months ended June 30, 2026, and $0.4 million for the three months ended June 30, 2025.
Colombia's Segment NOI increased by $0.7 million, to $2.7 million for the three months ended June 30, 2026 from $2.0 million for the three months ended June 30, 2025, which was primarily driven by $0.4 million due to the favorable impact of foreign exchange rate fluctuation, a $0.2 million contractual rent increase, and $0.1 million from the leasing of Building 300 at Calle 80 that was previously vacant.
Colombia's Segment NOI as a percentage of revenue increased by 2.7%, to 86.1% for the three months ended June 30, 2026 from 83.4% for the three months ended June 30, 2025, which was primarily driven by a slightly greater increase in revenue due to the favorable impact of foreign exchange rate fluctuation as well as contractual rent increases and positive rental rate growth relative to investment property operating expenses which remained consistent for the periods compared.
Peru – Investment property operating expense in Peru increased by $0.4 million, or 54.7%, to $1.0 million for the three months ended June 30, 2026, from $0.6 million for the three months ended June 30, 2025. The increase was primarily driven by the building operating expenses incurred at Buildings 200 and 300B in Callao which caused a $0.1 million increase in ground lease payments, a $0.1 million increase in direct billable expenses related to operating the property, $0.1 million of maintenance activities in Parque Lima Sur, and was partially offset by the absence of a $0.1 million arbitration cost reversal that occurred in the prior period and did not recur in the current period.
Peru's Segment NOI increased by $1.3 million, to $3.9 million for the three months ended June 30, 2026 from $2.6 million for the three months ended June 30, 2025, which was primarily attributable to positive rental rate growth at Buildings 200 and 300B in Callao and Building 400 in Lurin compared to a relatively smaller increase in investment property operating expense as described above.
Peru's Segment NOI as a percentage of revenue decreased by 0.6%, to 79.4% for the three months ended June 30, 2026 from 80.0% for the three months ended June 30, 2025, which was primarily driven by proportionally higher operating expenses incurred, including higher real estate taxes, increased property management fees, and elevated utility expenses during the three months ended June 30, 2026.
Mexico – Since the investment properties in Puebla, Mexico were acquired in August 2025, investment property operating expense in Mexico was less than $0.1 million for the three months ended June 30, 2026.
Mexico's Segment NOI increased by $0.4 million, to $0.4 million for the three months ended June 30, 2026, from $— million for the three months ended June 30, 2025 as a result of the operations which commenced in August 2025.

Mexico's Segment NOI as a percentage of revenue was 93.0% for the three months ended June 30, 2026 and —% for the three months ended June 30, 2025 as a result of the operations which commenced in August 2025.
General and administrative: General and administrative decreased by $0.4 million, or 8.7%, to $4.2 million for the three months ended June 30, 2026, from $4.6 million for the three months ended June 30, 2025. This decrease was attributable to $0.5 million of equity awards granted during the three months ended June 30, 2025 that did not recur in the current period, as well as a $0.2 million decrease due to lower professional service fees. This was partially offset by $0.3 million increase in higher wages.
Investment property valuation gain: Investment property valuation gain increased by $20.2 million to a gain of $20.0 million for the three months ended June 30, 2026, from a loss of $0.3 million for the three months ended June 30, 2025. The increase was primarily attributed to a $16.3 million fair value adjustment on the Lima Sur park to reflect the value indicated by the recently announced transaction, as well as a $3.2 million valuation gain on the Callao park due to its continued development as well as increasing construction costs as the project progressed. The remaining $0.7 million increase was attributable to smaller valuation movements across the portfolio, primarily reflecting an increase in Colombia that was largely offset by a decrease in Costa Rica.
The change in investment property valuation gain is subject to various factors, including the rental rates achieved on new or renewed leases, market capitalization rates, and valuation assumptions. The fair value change of our investment properties is further discussed in Note 9 of the Unaudited Condensed Consolidated Interim Financial Statements.
Financing costs: Financing costs remained relatively consistent (with a less than $0.1 million increase) at $4.9 million for both the three months ended June 30, 2026 and the three months ended June 30, 2025.
Net foreign currency (loss) gain: Net foreign currency gain decreased by $0.7 million to a $0.6 million loss for the three months ended June 30, 2026, from a $0.1 million gain for the three months ended June 30, 2025. This decrease was mainly attributable to a $0.8 million unrealized foreign exchange loss arising from the revaluation of COP-denominated loans. This loss was partially offset by a $0.1 million foreign exchange gain related to the revaluation of VAT receivables in Costa Rica which was driven by the appreciation of the Costa Rican colón.
The following table summarizes the foreign currency exchange rates for the U.S. dollar as of June 30, 2026 and December 31, 2025:

	2026	2025
Costa Rican Colon ("CRC")	CRC 457	CRC 501
Peruvian Nuevo Sol ("PEN")	PEN 3.415	PEN 3.369
Mexican Peso (“MXN”)	MXN 17.47	MXN 17.97
Colombian Pesos (“COP”)	COP 3,444	COP 3,757
Other income: Other income remained relatively consistent at $0.3 million for the three months ended June 30, 2026, and $0.2 million for the three months ended June 30, 2025.
Other expense: Other expense increased by $0.3 million, to $0.3 million for the three months ended June 30, 2026, from less than $0.1 million for the three months ended June 30, 2025. This increase was mainly attributable to a transaction cost paid on due diligence costs associated with the evaluation of a potential convertible financing transaction.

Income tax expense: Income tax expense increased by $6.9 million, to $8.2 million for the three months ended June 30, 2026 from $1.3 million for the three months ended June 30, 2025. The increase in income tax expense was primarily driven by a $22.3 million increase in pre-tax book income, which, at the applicable Costa Rica statutory tax rate, resulting in an additional $6.7 million of income tax expense. The tax effects of alternative minimum taxes, intercompany dividends, capital gains taxes, changes in unrecognized deferred tax assets, and other tax adjustments resulted in an additional $0.8 million of income tax expense. The tax effects of foreign rate differentials and non-controlling interests decreased income tax expense by $0.4 million. The tax impact of foreign exchange gains and losses on debt, the fair value of investment properties, and other items decreased income tax expense by $0.2 million.

Results of operations for the six months ended June 30, 2026, compared to the six months ended June 30, 2025
The results of operations presented below should be reviewed in conjunction with our Unaudited Condensed Consolidated Interim Financial Statements. The following table presents information from our condensed consolidated interim statements of profit or loss and comprehensive income (loss) for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025	$ Change	% Change
REVENUE
Costa Rica	$12,472,040	$11,940,549	$531,491	4.5%
Colombia	6,102,344	4,802,547	1,299,797	27.1%
Peru	9,590,746	6,611,664	2,979,082	45.1%
Mexico	911,135	—	911,135	NM
Unallocated revenue	65,015	177,723	(112,708)	(63.4%)
Total revenues	29,141,280	23,532,483	5,608,797	23.8%

Investment property operating expense
Costa Rica	(2,015,382)	(1,808,013)	(207,369)	11.5%
Colombia	(813,979)	(856,659)	42,680	(5.0%)
Peru	(1,910,570)	(1,680,165)	(230,405)	13.7%
Mexico	(50,660)	—	(50,660)	NM
Total investment property operating expense	(4,790,591)	(4,344,837)	(445,754)	10.3%
General and administrative	(8,251,024)	(8,172,171)	(78,853)	1.0%
Investment property valuation gain (loss)	10,734,351	1,658,081	9,076,270	NM
Financing costs	(10,926,392)	(10,182,645)	(743,747)	7.3%
Net foreign currency (loss) gain	(903,636)	264,517	(1,168,153)	NM
Other income	1,061,369	484,369	577,000	119.1%
Other expenses	(349,484)	(2,749)	(346,735)	NM
Profit (loss) before taxes	15,715,873	3,237,048	12,478,825	385.5%
Income tax expense	(9,033,517)	(3,291,315)	(5,742,202)	174.5%
PROFIT (LOSS) FOR THE PERIOD	$6,682,356	$(54,267)	$6,736,623	NM
NM - not meaningful
Revenue: Revenue increased by $5.6 million, or 23.8%, to $29.1 million for the six months ended June 30, 2026 from $23.5 million for the six months ended June 30, 2025. The increase was attributable to new tenant commencements and positive rental rate growth across the portfolio, the commencement of operations in Mexico, favorable foreign exchange rate fluctuations, and lease expansions.
Costa Rica – Revenue in Costa Rica increased by $0.5 million, or 4.5%, to $12.5 million for the six months ended June 30, 2026 from $11.9 million for the six months ended June 30, 2025. The increase was primarily attributable to positive rental rate growth as well as lease expansions.
Colombia – Revenue in Colombia increased by $1.3 million, or 27.1%, to $6.1 million for the six months ended June 30, 2026 from $4.8 million for the six months ended June 30, 2025. The increase was primarily attributable to favorable foreign exchange rate fluctuations on existing and new tenants.
Peru – Revenue in Peru increased by $3.0 million, or 45.1%, to $9.6 million for the six months ended June 30, 2026 from $6.6 million for the six months ended June 30, 2025. The increase was attributable to the Stabilization of Building 300B within Parque Logistico Callao during 2025, as well as rent escalations across the portfolio.
Mexico – Rental revenue of $0.9 million for the six months ended June 30, 2026 was generated from the operating investment properties in Puebla, Mexico that were acquired in August 2025.
Investment property operating expense: Investment property operating expense increased by $0.4 million, or 10.3%, to $4.8 million for the six months ended June 30, 2026, from $4.3 million for the six months ended June 30, 2025.

The increase was primarily attributable to higher real estate taxes, security costs, and direct billable expenses in Costa Rica, which resulted in a $0.2 million increase, and the commencement of lease operations at newly leased facilities in Peru, which resulted in a $0.2 million increase.
Costa Rica – Investment property operating expense in Costa Rica increased by $0.2 million, or 11.5% to $2.0 million for the six months ended June 30, 2026, from $1.8 million for the six months ended June 30, 2025. The increase was primarily attributable to higher real estate taxes at Parque Verbena Sur, as well as higher operating costs at Coyol 1 and La Verbena and higher direct billable expenses.
Costa Rica's Segment NOI increased by $0.4 million, to $10.5 million for the six months ended June 30, 2026 from $10.1 million for the six months ended June 30, 2025, which was primarily driven by slightly greater increase in revenue due to positive rental rate growth, lease expansions, and lease renewals relative to the increase in real estate taxes.
Costa Rica's Segment NOI as a percentage of revenue decreased by 1.1% to 83.8% for the six months ended June 30, 2026 from 84.9% for the six months ended June 30, 2025, which was primarily attributable to a slightly greater increase in additional operating costs relative to the increase in revenue.
Colombia – Investment property operating expense in Colombia decreased slightly by less than $0.1 million to $0.8 million for the six months ended June 30, 2026, from $0.9 million for the six months ended June 30, 2025.

Colombia's Segment NOI increased by $1.4 million, to $5.3 million for the six months ended June 30, 2026 from $3.9 million for the six months ended June 30, 2025, which was primarily driven by a $0.7 million increase due to the favorable impact of foreign exchange rate fluctuation, a $0.3 million increase due to contractual rent increases, and $0.3 million from the leasing of Building 300 at Calle 80 that was previously vacant.

Colombia's Segment NOI as a percentage of revenue increased by 4.5%, to 86.7% for the six months ended June 30, 2026 from 82.2% for the six months ended June 30, 2025, which was primarily driven by a slightly greater increase in revenue due to the favorable impact of foreign exchange rate fluctuation as well as contractual rent increases and positive rental rate growth, relative to investment property operating expenses which remained relatively consistent for the periods compared.

Peru – Investment property operating expense in Peru increased by $0.2 million, or 13.7%, to $1.9 million for the six months ended June 30, 2026, from $1.7 million for the six months ended June 30, 2025. The increase was primarily driven by the building operating expenses incurred at Buildings 200 and 300B in Callao, which caused a $0.2 million increase in ground lease payments, a $0.2 million increase in direct billable expenses related to operating the property. These increases were partially offset by the absence of a $0.2 million arbitration cost reversal that occurred in the prior period and did not recur in the current period.
Peru's Segment NOI increased by $2.7 million, to $7.7 million for the six months ended June 30, 2026 from $4.9 million for the six months ended June 30, 2025, which was primarily attributable to positive rental rate growth at Buildings 200 and 300B in Callao and Building 400 in Lurin.
Peru's Segment NOI as a percentage of revenue increased by 5.5%, to 80.1% for the six months ended June 30, 2026 from 74.6% for the six months ended June 30, 2025, which was primarily attributable to the greater increase in revenue due to positive rental rate growth relative to the increase in investment property operating expense.
Mexico – Since the investment properties in Puebla, Mexico were acquired in August 2025, the investment property operating expense in Mexico was $0.1 million for the six months ended June 30, 2026.
Mexico's Segment NOI increased by $0.9 million, to $0.9 million for the six months ended June 30, 2026, from $— million for the six months ended June 30, 2025 as a result of operations which commenced in August 2025.
Mexico's Segment NOI as a percentage of revenue increased by 94.4% to 94.4% for the six months ended June 30, 2026 from —% for the six months ended June 30, 2025 as a result of operations which commenced in August 2025.
General and administrative: General and administrative increased by $0.1 million, or 1.0%, to $8.3 million for the six months ended June 30, 2026 from $8.2 million for the six months ended June 30, 2025. This was primarily driven by a one-time $0.5 million tax charge recognized in Colombia during the prior quarter resulting from a government-declared emergency, as well as $0.5 million due to increased headcount. This was partially offset by $0.4 million less in legal fees during the current period, as well as $0.5 million of equity awards granted during the three months ended June 30, 2025 that did not recur in the current period.

Investment property valuation gain: Investment property valuation gain increased by $9.1 million, to $10.7 million for the six months ended June 30, 2026, from $1.7 million for the six months ended June 30, 2025. The increase was primarily attributable to:
•a $16.8 million fair value adjustment on the Lima Sur park to reflect the value indicated by the recently announced transaction;
•a $1.6 million valuation gain at the Callao development park in Peru, reflecting the increase in construction costs incurred as the project progressed; and
•a $0.2 million increase from the commencement of operations in Mexico.
These gains were partially offset by:
•a $5.5 million decrease in Colombia, primarily driven by higher operating expenses affecting the portfolio's valuation; and
•a $4.0 million decline in the valuation of Parque La Verbena in Costa Rica primarily due to higher real estate tax assessments at Parque La Verbena.
The change in investment property valuation gain is subject to various factors, including the rental rates achieved on new or renewed leases, market capitalization rates, and valuation assumptions. The fair value change of our investment properties is further discussed in Note 9 of the Unaudited Condensed Consolidated Interim Financial Statements.
Financing costs: Financing costs increased by $0.7 million, or 7.3%, to $10.9 million for the six months ended June 30, 2026 from $10.2 million for the six months ended June 30, 2025. The increase was primarily attributable to a $2.2 million increase in interest expense resulting from higher debt balances, including financing obtained for the Callao developments and the BTG bridge loan introduced during the fourth quarter of 2025. The increase was partially offset by a $1.5 million gain recognized on the refinancing of the Parque Logístico Lima Sur loan and a $0.2 million adjustment of debt closing costs.
Net foreign currency gain (loss): Net foreign currency gain decreased by $1.2 million to a $0.9 million loss for the six months ended June 30, 2026, from a gain of $0.3 million for the six months ended June 30, 2025. This decrease was primarily attributable to a $1.0 million unrealized foreign exchange loss arising from the revaluation of COP-denominated loans. The remaining $0.2 million decrease was attributable to lower foreign exchange gains across the remainder of the portfolio, primarily in Costa Rica, compared to the larger gains recognized in the prior-year period.
The following table summarizes the foreign currency exchange rates for the U.S. dollar as of June 30, 2026 and December 31, 2025:

	2026	2025
Costa Rican Colon ("CRC")	CRC 457	CRC 501
Peruvian Nuevo Sol ("PEN")	PEN 3.415	PEN 3.369
Mexican Peso (“MXN”)	MXN 17.47	MXN 17.97
Colombian Pesos (“COP”)	COP 3,444	COP 3,757
Other income: Other income increased by $0.6 million or 119.1%, to $1.1 million for the six months ended June 30, 2026 from $0.5 million for the six months ended June 30, 2025. This increase was primarily driven by the release of retention and provision balances previously recognized in Colombia, as well as the reversal of a previously accrued liability for legal-service invoices that are no longer expected to be paid, and a slight increase resulting from the commencement of operations in Mexico.
Other expense: Other expense increased by $0.3 million, to $0.3 million for the six months ended June 30, 2026, from less than $0.1 million for the six months ended June 30, 2025.This increase was mainly attributable to a transaction cost paid on due diligence costs associated with the evaluation of a potential convertible financing transaction.

Income tax expense: Income tax expense increased by $5.7 million, to $9.0 million for the six months ended June 30, 2026 from $3.3 million for the six months ended June 30, 2025. The increase in income tax expense was primarily driven by a $12.5 million increase in pre-tax book income, which, at the applicable Costa Rica statutory tax rate, resulting in an additional $3.7 million of income tax expense. The tax impact of foreign exchange gains and losses on debt, the fair value of investment properties, and other items increased income tax expense by $1.3 million. The tax effects of foreign rate differentials and non-controlling interests increased income tax expense by $0.8 million. The tax effects of alternative minimum taxes, intercompany dividends, capital gains taxes, changes in unrecognized deferred tax assets, and other tax adjustments decreased income tax expense by $0.1 million.
Non-IFRS Financial Measures and Other Measures and Reconciliations
In addition to our financial results reported in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), we also report adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA"), NOI, Same-Property NOI, Cash NOI, Same-Property Cash NOI, funds from operation ("FFO"), FFO (as defined by LPA), Adjusted FFO, Net debt, Net debt to NOI, Net Debt to Adjusted EBITDA, and Net Debt to Investment Properties, all of which are non-IFRS measures. We believe these measures are useful to investors as they provide additional insight into how we assess our performance and financial position. These non-IFRS financial measures should not be considered as a substitute for, or superior to, similar financial measures calculated in accordance with IFRS. These non-IFRS financial measures may differ from the calculations of other companies and, as a result, may not be comparable to similarly titled measures presented by other companies.
For the 30 properties within the same-property population as of June 30, 2026, Same-Property NOI increased by 14.6% and Same-Property Cash NOI increased by 15.6%, respectively, during the three months ended June 30, 2026, as compared to the three months ended June 30, 2025. Same-Property NOI and Same-Property Cash NOI increased by 15.6% and 16.3%, during the six months ended June 30, 2026, as compared to the six months ended June 30, 2025.
The following table presents a summary of our non-IFRS measures for the periods presented:

	For the three months ended June 30,		For the six months ended June 30,
(USD in thousands)	2026	2025	2026	2025
Adjusted EBITDA	$9,365	$6,278	$18,243	$12,969
NOI	$12,167	$9,582	$24,286	$19,009
Same-Property NOI	$9,645	$8,423	$19,304	$16,702
Cash NOI	$12,248	$9,623	$24,339	$18,838
Same-Property Cash NOI	$9,860	$8,530	$19,684	$16,923
FFO	$(5,726)	$(858)	$(4,052)	$(1,712)
FFO (as defined by LPA)	$(5,019)	$(96)	$(3,401)	$(657)
Adjusted FFO	$(4,952)	$325	$(2,861)	$(36)
The following table presents a summary of LPA’s non-IFRS multiples for the periods presented:

	As of and for the six months ended June 30,	As of and for the year ended December 31,
	2026	2025
Net Debt to NOI (1)	6.1x	6.4x
Net Debt to Adjusted EBITDA (1)	7.7x	9.1x
Net Debt to Investment Properties	40.7%	40.2%
(1)Net debt related multiples were calculated using the last twelve months ended June 30, 2026 for Profit (Loss), NOI and Adjusted EBITDA in their respective calculations.

(USD in thousands except for percentage and ratio data)	As of and for the twelve months ended June 30, 2026 (4)	As of and for the year ended December 31, 2025
Adjusted EBITDA	$33,952	$28,678
Adjusted EBITDA Margin (1)	61.9%	58.4%
NOI	$46,242	$40,965
Costa Rica (2)	$20,933	$20,608
Colombia (2)	$9,900	$8,558
Peru (2)	$13,921	$11,172
Mexico (2)	1,487	627
Net Debt to NOI (3)	6.1x	6.4x
Net Debt to Adjusted EBITDA (3)	8.2x	9.1x
Net Debt to Investment Properties	40.7%	40.2%

(1)Adjusted EBITDA Margin is calculated as Adjusted EBITDA for the relevant period over Rental Revenue for such period.
(2)For the twelve month period ended June 30, 2026 and the year ended December 31, 2025, the NOI of Costa Rica represented 45.3% and 50.3% of the total NOI, respectively, the NOI of Colombia represented 21.4% and 20.9% of the total NOI, respectively, the NOI of Peru represented 30.1% and 27.3% of the total NOI, respectively, and NOI of Mexico represented 3.2% and 1.5% of the total NOI, respectively.
(3)Net debt related multiples were calculated using the last twelve months ended June 30, 2026 for Profit (Loss), NOI and Adjusted EBITDA in their respective calculations.
(4)Includes the Company's results for the four-quarter period ended June 30, 2026.
Use of Constant Currency
As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as a measure to evaluate our performance. We currently present Same Property NOI and Same Property Cash NOI on a constant currency basis. We calculate constant currency by calculating prior-period results using current-period average foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

Reconciliations of non-IFRS Measures
Adjusted EBITDA – We define Adjusted EBITDA as profit (loss) for the period adjusted by (a) financing costs, (b) income tax expense, (c) depreciation and amortization, (d) investment property valuation gain or loss, (e) share-based payments, (f) other income, (g) other expenses and (h) net foreign currency gain or loss. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our business. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of our assets.
The table below includes reconciliations of Adjusted EBITDA to the most directly comparable IFRS measure, profit (loss) for the respective period:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
(USD in thousands)
PROFIT (LOSS) FOR THE PERIOD	$14,255	$(1,115)	$6,682	$(54)
Financing costs (1)	5,594	5,007	11,728	10,329
Income tax expense	8,212	1,307	9,034	3,291
Depreciation and amortization (2)	219	221	451	572
Investment property valuation loss (gain)	(19,981)	257	(10,734)	(1,658)
Share-based payments (3)	477	879	890	1,236
Other income (4)	(324)	(213)	(1,061)	(485)
Other expenses (5)	327	—	349	3
Net foreign currency loss (gain)	586	(65)	904	(265)
Adjusted EBITDA	$9,365	$6,278	$18,243	$12,969
(1)Financing costs primarily included interest expense of $6.3 million and $12.2 million for the three and six months ended June 30, 2026, respectively, and $4.9 and $10.0 million for the three and six months ended June 30, 2025, respectively. The adjustment also included $0.1 million and $0.2 million for the three and six months ended June 30, 2026 and less than $0.1 million and $0.2 million for the three and six months ended June 30, 2025, respectively, of amortization of debt issuance cost, in connection with our long-term debt. Financing costs was also adjusted for debt modification gain of $1.0 million during both the three and six months ended June 30, 2026. Additionally, financing costs included the interest expenses of $0.2 million and $0.3 million for the three and six months ended June 30, 2026, respectively, and $0.1 million and $0.1 million for the three and six months ended June 30, 2025, respectively related to our lease liabilities, which are included within investment property operating expenses and general and administrative expenses. See Note 4 of the Unaudited Condensed Consolidated Interim Financial Statements for details.
(2)Depreciation and amortization included amortization of prepaid D&O liability insurance, depreciation of non-real estate property and equipment, and amortization of right-of-use assets. The amounts were included within general and administrative expense within the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).
(3)Certain executives and directors were granted various Restricted Stock Units ("RSUs") and the associated share-based payment expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).
(4)Other income primarily included interest income earned on certificates of deposit and bank accounts of $0.2 million and $0.5 million for the three and six months ended June 30, 2026, respectively, and $0.1 million and $0.4 million for the three and six months ended June 30, 2025, respectively. Other income also included certain miscellaneous income of less than $0.1 million and $0.6 million for the three and six months ended June 30, 2026, respectively, and $0.1 million and $0.1 million for the three and six months ended June 30, 2025, respectively.

(5)Other expenses were $0.3 million for the three and six months ended June 30, 2026 and primarily relates to other capital raising costs and deal pursuit costs. Other expenses were less than $0.1 million for the six months ended June 30, 2025.
Net Operating Income, or NOI – We define NOI as profit (loss) for the period adjusted by (a) other revenue (which primarily relates to development fee revenue), (b) general and administrative expenses, (c) investment property valuation gain or loss, (d) financing costs, (e) net foreign currency gain or loss, (f) other income, (g) other expenses, and (h) income tax expense. NOI, Same-Property NOI, Cash NOI, and Same-Property Cash NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. Same properties refer to properties that we have owned and that have been operating for the entirety of the applicable period and the comparable period. We believe that these metrics are useful for investors as performance measures and that they provide useful information regarding our results of operations because, when compared across periods, they reflect the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unlevered basis, providing perspectives that may not be immediately apparent from a review of our Unaudited Condensed Consolidated Interim Financial Statements.
We define Same-Property NOI as NOI less non same-property NOI, adjusted for constant currency. We evaluate the performance of the properties we own using a Same-Property NOI, and we believe that Same-Property NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period-to-period, thereby eliminating the effects of changes in the composition of our portfolio on performance. When used in conjunction with IFRS financial measures, Same-Property NOI is a supplemental measure of operating performance that we believe is a useful measure to evaluate the performance and profitability of our investment properties. Additionally, Same-Property NOI is a key metric used internally by us to develop internal budgets and forecasts, as well as to assess the performance of our investment properties relative to budget and against prior periods. We believe presentation of Same-Property NOI provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our investment properties, as these measures depict the operating results that directly result from our investment properties, is consistent period-over-period, and excludes items that may not be indicative of, or are unrelated to, the ongoing operations of the properties.
We define Cash NOI as NOI adjusted for straight-line rental revenue during the relevant period. We define Same-Property Cash NOI as Cash NOI less non same-property Cash NOI, adjusted for constant currency. The same-property population for a given period includes the operating properties that were owned during the entirety of that period and the corresponding prior year period. Properties developed or acquired are excluded from the same-property population until they are held in the operating portfolio for the entirety of both such periods, and properties that sold during such periods are also excluded from the same-property population. As of June 30, 2026 and December 31, 2025, the same property population consisted of 30 buildings, aggregating approximately 69% and 63%, respectively of our total Net Rentable Area ("NRA").

The tables below reconcile these measures to the most directly comparable IFRS financial measure, profit (loss) for the respective periods:

	For the Three Months Ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
(USD in thousands)
PROFIT (LOSS) FOR THE PERIOD	$14,255	$(1,115)	$6,682	$(54)
Other revenue	(27)	(103)	(65)	(178)
General and administrative expense	4,181	4,580	8,251	8,172
Investment property valuation loss (gain)	(19,981)	257	(10,734)	(1,658)
Financing costs	4,938	4,934	10,926	10,183
Net foreign currency loss (gain)	586	(65)	904	(265)
Other income (1)	(324)	(213)	(1,061)	(485)
Other expenses (2)	327	—	349	3
Income tax expense	8,212	1,307	9,034	3,291
NOI	$12,167	$9,582	$24,286	$19,009
Constant currency impact (3)	—	(191)	—	(377)
Less: non same-property NOI (4)	2,522	968	4,982	1,930
Same-Property NOI (4)	$9,645	$8,423	$19,304	$16,702

NOI	$12,167	$9,582	$24,286	$19,009
Straight-line rental revenue	81	41	53	(171)
CASH NOI	$12,248	$9,623	$24,339	$18,838
Constant currency impact (3)	—	(189)	—	(372)
Less: non same-property cash NOI (4)	2,388	904	4,655	1,543
Same-Property Cash NOI (4)	$9,860	$8,530	$19,684	$16,923
(1)Other income primarily included interest income earned on certificates of deposit and bank accounts of $0.2 million and $0.5 million for the three and six months ended June 30, 2026, respectively, and $0.1 million and $0.4 million for the three and six months ended June 30, 2025, respectively. Other income also included certain miscellaneous income of less than $0.1 million and $0.6 million for the three and six months ended June 30, 2026, respectively, and $0.1 million and $0.1 million for the three and six months ended June 30, 2025, respectively.
(2)Other expenses were $0.3 million for the three and six months ended June 30, 2026 and primarily relates to other capital raising costs and deal pursuit costs. Other expenses were less than $0.1 million for the six months ended June 30, 2025.
(3)Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as a measure to evaluate our performance. We calculate constant currency by calculating prior period results using the average foreign currency exchange rate for the three and six months ended June 30, 2026.
(4)The same-property pool includes all properties that were classified as operating properties as of June 30, 2026 and since January 1, 2025, and excludes properties that were either disposed of prior to June 30, 2026, or held for sale to a third party as of June 30, 2026. As of June 30, 2026, the same-property pool consisted of 30 buildings aggregating approximately 5.1 million square feet. Non same-property NOI and Cash NOI amounts exclude the NOI attributable to the same-property pool, while Same-Property NOI and Cash NOI amounts include the NOI attributable to the same-property pool.
Funds From Operations, or FFO – LPA defines FFO as profit (loss) for the period, excluding (a) investment property valuation gain or loss. LPA calculates FFO (as defined by LPA) as FFO, excluding (a) share-based payments, (b) one-time cash bonus related to the Business Combination, (c) other income and (d) other expenses. LPA defines Adjusted FFO as

FFO (as defined by LPA), excluding (a) depreciation and amortization, (b) non-cash financing costs, and (c) unrealized foreign currency gain or loss and (d) straight-line rental revenue.
LPA uses FFO, FFO (as defined by LPA) and Adjusted FFO (collectively, “FFO Measures”) to help analyze the operating results of LPA’s assets and operations. LPA’s management believes that FFO Measures are useful to investors as supplemental performance measures because they exclude the effects of certain items which can create significant earnings volatility, as well as certain non-cash items, but which do not directly relate to LPA’s ongoing business operations or cash flow generation. LPA’s management believes FFO Measures can facilitate comparisons of operating performance between periods, while also providing an indication of future earnings potential. FFO Measures do not capture the level of capital expenditures or maintenance and improvements required to sustain the operating performance of properties, which has a material economic impact on operating results. Therefore, LPA’s management believes the usefulness of FFO Measures as measures of performance may be limited. LPA’s computation of FFO Measures may not be comparable to FFO measures reported by other real estate companies that define or interpret the FFO definition differently.
The table below includes reconciliations of FFO, FFO (as defined by LPA) and Adjusted FFO to the most directly comparable IFRS financial measure, profit (loss) for the respective periods:

	For the Three Months Ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
(USD in thousands)
PROFIT (LOSS) FOR THE PERIOD	$14,255	$(1,115)	$6,682	$(54)
Investment property valuation loss (gain)	(19,981)	257	(10,734)	(1,658)
FFO	$(5,726)	$(858)	$(4,052)	$(1,712)
Share-based payments (1)	477	879	890	1,236
Other income (2)	(97)	(117)	(588)	(184)
Other expenses (3)	327	—	349	3
FFO (as defined by LPA)	$(5,019)	$(96)	$(3,401)	$(657)
Depreciation and amortization (4)	219	221	451	572
Financing costs (5)	(1,211)	120	(1,014)	325
Unrealized foreign currency loss (gain) (6)	978	39	1,050	(105)
Straight-line rental revenue	81	41	53	(171)
Adjusted FFO	$(4,952)	$325	$(2,861)	$(36)

(1)Certain executives and directors were granted various RSUs and the associated share-based payment expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).
(2)Other income primarily included interest income earned on certificates of deposit and bank accounts of $0.2 million and $0.5 million for the three and six months ended June 30, 2026, respectively, and $0.1 and $0.4 million for the three and six months ended June 30, 2025, respectively. Other income also included certain miscellaneous income of less than $0.1 million and $0.6 million for the three and six months ended June 30, 2026, respectively, and $0.1 million and $0.1 million for the three and six months ended June 30, 2025, respectively. Interest income settled in cash of $0.2 million and $0.5 million for the three and six months ended June 30, 2026, respectively and $0.1 million and $0.3 million for the three and six months ended June 30, 2025, respectively was excluded from this reconciliation.
(3)Other expenses were $0.3 million for the three and six months ended June 30, 2026 and primarily relates to other capital raising costs and deal pursuit costs. Other expenses were less than $0.1 million for the six months ended June 30, 2025.
(4)Depreciation and amortization included amortization of prepaid D&O liability insurance, depreciation of non-real estate property and equipment and amortization of right-of-use assets. The amounts were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.

(5)The adjustment related to financing costs included the interest expenses of $0.2 million and $0.3 million for the three and six months ended June 30, 2026 and $0.1 million and $0.1 million for the three and six months ended June 30, 2025, respectively related to our lease liabilities which are included within investment property operating expenses and general and administrative expenses. Financing costs also adjusted for debt modification gain of $1.5 million during both the three and six months ended June 30, 2026, respectively. The adjustment also included $0.1 million and $0.2 million for the three and six months ended June 30, 2026 and less than $0.1 million and $0.2 million for the three and six months ended June 30, 2025, respectively, of amortization of debt issuance cost, included in financing costs in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(6)Unrealized foreign currency loss (gain) was included within net foreign currency gain (loss) in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
Net Debt — Net Debt is defined as our total debt (defined as long term debt plus long-term debt—current portion) less cash and cash equivalents. Net Debt to NOI represents Net Debt divided by NOI. Net Debt to Adjusted EBITDA represents Net Debt divided by Adjusted EBITDA. We believe that these two ratios are useful because they provide investors with information on our ability to repay debt, compared to our performance as measured using NOI and Adjusted EBITDA. Net Debt to Investment Properties represents Net Debt divided by Investment Properties (end of period value). We believe that this ratio is useful because it shows the degree in which Net Debt has been used to finance our assets. The table below includes reconciliations of Net Debt to the most directly comparable IFRS financial measures:

	As of and for the six months ended June 30,	As of and for the year ended December 31,
(USD in thousands except for ratio and percentage data)	2026	2025
Long term debt	$310,182	$285,065
Long term debt – current portion	10,608	10,270
Cash and cash equivalents (1)	(40,829)	(34,027)
Net Debt	$279,961	$261,308
Net Debt to Profit (Loss) (2)	9.8x	16.2x
Net Debt to NOI (2)	6.1x	6.4x
Net Debt to Adjusted EBITDA (2)	7.7x	9.1x
Net Debt to Investment Properties	40.7%	40.2%

(1)Cash and cash equivalents included $7.2 million and $6.6 million of restricted cash and cash equivalents associated with the total debt as of June 30, 2026 and December 31, 2025, respectively.
(2)Net debt related multiples were calculated using the last twelve months ended June 30, 2026 for Profit (loss), NOI and Adjusted EBITDA in their respective calculations.
Liquidity and Capital Resources

For the three months ended June 30, 2026 and 2025, we had a profit (loss) of $14.3 million and $(1.1) million, respectively, and for the six months ended June 30, 2026 and 2025, we had a profit (loss) of $6.7 million and $(0.1) million, respectively. As of June 30, 2026, we had cash and cash equivalents, restricted cash equivalent - short term, and restricted cash equivalents - long term of $33.6 million, $0.01 and $7.2 million, respectively. We require significant cash resources to, among other things, fund our working capital requirements, increase our headcount, make capital expenditures, and expand our business through acquisitions. Our future capital requirements will depend on many factors, including the cost of future acquisitions, the scale of increases in headcount, our revenue mix, incremental costs relating to the implementation of new contracts, and the timing and extent of spending to support warehouse development efforts.

We believe our existing cash and cash equivalents and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. Furthermore, we have binding lease agreements for several properties under development, which are anticipated to produce additional cash flows upon completion. These future binding agreements, combined with our existing leases, will sufficiently address our working capital and capital expenditure needs. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our financial performance and that of our tenants, the timing and scope of our projects, acquisition activities, competitive factors, and global economic conditions.

If we were to require additional funding, seek additional sources of financing or desire to refinance our debt, we believe that our historical ability to raise and deploy capital to fund the development of our logistic warehouse facilities and expansion of our operations would enable us to access financing on reasonable terms.

However, we believe that there can be no assurance that such financing would be available to us on favorable terms or at all. If financing is not available, or if the terms of such financing are not acceptable to us, we may be forced to decrease the level of investment in our logistic warehouse facilities, scale back our operations, defer investments to execute on our growth strategy or execute a combination of these cost management strategies, which could have an adverse impact on our business and financial prospects. We expect to continue to recognize profits as we execute on our operating plan and expand our warehouse offerings in the near term.
Debt
As of June 30, 2026, Company’s total outstanding debt was $320.8 million, of which $310.2 million, or 96.7%, consisted of long-term debt. As of December 31, 2025, Company’s total outstanding debt was $295.3 million, of which $285.1 million, or 96.5%, consisted of long-term debt.

As of June 30, 2026 and December 31, 2025, all of our outstanding debt was secured by its corresponding investment properties, interests in lease contracts related to the investment properties, and equity interests in our subsidiaries, and we are in compliance with all the debt covenants with our lenders. Refer to Note 11 of the Unaudited Condensed Consolidated Interim Financial Statements and Note 16 of the Audited Consolidated Financial Statements for the year ended December 31, 2025 for details.

The scheduled principal and interest payments due on the Company’s debt as of June 30, 2026, are as follows:

Amount
Maturity:
Remainder of 2026	$5,101,420
2027	11,131,570
2028	25,540,427
2029	12,817,783
2030	13,737,347
2031	14,728,883
Thereafter	241,156,189
Accrued and deferred financing cost, net	(3,423,681)
Total	$320,789,938

As of June 30, 2026, 79.8% of the total outstanding debt was denominated in U.S. dollars, while 20.2% was in Colombian pesos. Additionally, 70.9% of the debt was subject to floating rates, whereas 29.1% was subject to fixed rates.
Capital Expenditures
For the six months ended June 30, 2026 and 2025, we incurred capital expenditures totaling $9.6 million and $10.3 million, respectively, in connection with construction projects to develop warehouses. Refer to Note 9 of the Unaudited Condensed Consolidated Interim Financial Statements for more details.
Share Repurchase Program

On November 22, 2024, the Company's board of directors approved a share repurchase program (the "Program") with authorization to purchase up to $10.0 million of Ordinary Shares for a duration of 12 months. On November 29, 2024, the Company and an unrelated third-party broker (the “Broker”) entered into a share purchase agreement (the “Share Purchase Agreement”). Under the Share Purchase Agreement, the Broker is authorized to execute the Program on behalf of the Company to purchase the Ordinary Shares from the open market. The repurchase program expired on November 20, 2025. Since the approval of the Program, the Company has repurchased 163,816 of the shares for $0.8 million. For the six months ended June 30, 2026, no shares were repurchased.
The timing and actual number of shares repurchased depends on factors such as the Company's share price, business conditions, and share volume, in addition to overall market conditions. The Program aims to address market dislocation in the pricing of the Company's Ordinary Shares, highlighted by our portfolio of warehouse logistics and industrial assets as well as our overall strategy. The purchase of Ordinary Shares uses cash generated by operating activities and is subject to termination by the Company before the expiration date of the Program. The Share Purchase Agreement was terminated as of June 5, 2025.
Cash Flows
The following table summarizes our condensed consolidated interim cash flows provided by (used in) operating, investing, and financing activities for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025	$ Change	% Change
Net cash provided by operating activities	$8,257,072	$8,908,665	$(651,593)	(7.3)%
Net cash used in investing activities	(9,947,592)	(6,723,993)	(3,223,599)	47.9%
Net cash provided by (used in) financing activities	7,706,139	(5,699,847)	13,405,986	NM
Effects of exchange rate fluctuations on cash held	243,101	260,596	(17,495)	(6.7)%
Net (decrease) increase in cash and cash equivalents	6,258,720	(3,254,579)	9,513,299	NM
Cash and cash equivalents at the beginning of the period	27,323,468	28,827,347	(1,503,879)	(5.2%)
Cash and cash equivalents at the end of the period	$33,582,188	$25,572,768	$8,009,420	31.3%
NM - not meaningful
Cash flows from operating activities
Cash flows generated by operating activities for the six months ended June 30, 2026 amounted to $8.3 million, representing an decrease of $0.7 million, or 7.3%, compared to $8.9 million for the six months ended June 30, 2025. The decrease in cash generated by operating activities was primarily attributable to:
•a $5.9 million increase in cash paid for income taxes, which was mainly comprised of Colombia's 2024 income tax liability, as well as income tax payments in Costa Rica; and
•a $0.7 million increase in cash paid for general and administrative expense.
These decreases are partially offset by:
•a $5.9 million increase in cash received from contracts with tenants (customers) as a result of more investment properties becoming Stabilized in 2026.
Cash flows from investing activities
Cash flows used in investing activities for the six months ended June 30, 2026 amounted to $9.9 million, representing an increase in cash used of $3.2 million, compared to $6.7 million used in investing activities for the six months ended June 30, 2025. This change was primarily driven by:

•a one-time $3.9 million collection of a final installment on the sale of Building 500A in Calle 80 that occurred during the six months ended June 30, 2025 and did not recur in the current period.
The increase was partially offset by:
•a $0.5 million decrease in cash paid for construction activities for warehouses in Peru. During the six months ended June 30, 2025, Building 300B in Callao was under construction, which was a more costly warehouse in the park. During the six months ended June 30, 2026, Buildings 200 and 400 in Parque Logistico Callao were under construction, which were relatively lower cost warehouses to construct.
Cash flows from financing activities
Cash flows provided by financing activities for the six months ended June 30, 2026 amounted to $7.7 million, representing an increase in cash provided of $13.4 million compared to cash flows used in financing activities of $5.7 million for the six months ended June 30, 2025. The increase was primarily attributable to:
•an increase in proceeds from long-term debt borrowings of $63.4 million;
•the repurchase of treasury shares of $2.0 million during the six months ended June 30, 2025, which did not recur in the current period; and
•a decrease in repayment of lease liabilities of $0.1 million.
The increase was partially offset by:
•an increase in long-term debt repayments of $48.6 million;
•an increase in interest and commitment fees paid of $1.1 million;
•cash paid for equity issuance of $0.7 million during the six months ended June 30, 2026, with no comparable activity in the prior-year period;
•a decrease in contributions from non-controlling partners of $0.6 million;
•an increase in distributions to non-controlling partners of $0.4 million; and
•an increase in cash paid for raising debt of $0.3 million.
Critical Accounting Estimates
LPA's Unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 which requires the use of estimates and assumptions that affect the value of assets and liabilities as well as contingent assets and liabilities, as reported on the statements of financial position and revenues and expenses arising during the periods presented. LPA evaluates its assumptions and estimates on an ongoing basis. LPA bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
For more information, see Note 2 of the Unaudited Condensed Consolidated Interim Financial Statements.
Valuation of Investment Properties
Investment properties are initially recognized at cost and are subsequently measured at fair value. We engage an external appraiser to obtain an independent opinion on the market value of each of our investment properties, including operating properties, properties under development and land bank. Management submits the details of the investment property portfolio for the current period to the appraiser and provides it access to the properties, leasing contracts and specific operating details of the portfolio.
The independent appraiser uses a combination of valuation techniques such as the discounted cash flow approach, sales comparison approach, and direct capitalization approach to value the investment properties. The valuation techniques used to estimate the fair value of our investment properties rely on assumptions, which are not directly observable in the market, including discount rates, occupancy rates, net operating income, and market rents. Our operating properties are primarily appraised using the discounted cash flows method and direct capitalization method. Our properties under development are primarily appraised using discounted cash flow and direct capitalization methods, adjusted by the net present value of the cost to complete and the vacancy percentage in the properties under construction. Our land bank is primarily appraised using the income approach.
To review the appraiser’s valuations, we leverage our familiarity with individual properties and regional portfolios, along with insights into factors such as interest rate fluctuations, turnover rates, and other judgment factors used in the valuation process, to evaluate the reasonableness of the results and compare the reported values to those from the previous period to monitor changes. As part of the review process, we offer feedback concerning inconsistencies in factual information and inaccurate statements, before the appraisal reports are finalized.
For more information, see Note 9 of the Unaudited Condensed Consolidated Interim Financial Statements and Note 13 of our audited consolidated financial statements as of and for the year ended December 31, 2025. LPA management believes that the chosen valuation methodologies are appropriate for determining the fair value of the types of our investment properties.

	Fair Value as of June 30, 2026	Number of Buildings	NRA (1) (sq ft)	Leased %	Occupied %
Land bank:
Owned properties
Colombia	$33,422,405	n/a	1,090,211	—%	n/a
Sub-total	33,422,405	n/a	1,090,211	—%	n/a
Properties under right-of-use (3)
Peru	2,819,977	n/a	115,873	—%	n/a
Sub-total	2,819,977	n/a	115,873	—%	n/a
Total land bank	36,242,382	n/a	1,206,084	—%	n/a
Properties under development:
Properties under right-of-use (3)
Peru	30,094,898	2	440,383	91.9%	13.9%
Sub-total	30,094,898	2	440,383	91.9%	13.9%
Total properties under development	30,094,898	2	440,383	91.9%	13.9%
Operating properties:
Owned properties
Costa Rica (4)	260,172,352	19	2,516,471	100.0%	100.0%
Colombia	153,311,805	5	1,255,178	100.0%	100.0%
Peru	171,143,110	7	1,605,629	100.0%	100.0%
Mexico	20,820,000	2	257,681	100.0%	100.0%
Sub-total	605,447,267	33	5,634,959	100.0%	100.0%
Properties under right-of-use (3)
Peru	15,275,895	1	169,187	100.0%	100.0%
Sub-total	15,275,895	1	169,187	100.0%	100.0%
Total operating properties	620,723,162	34	5,804,146	100.0%	100.0%
Total operating and properties under development	650,818,060	36	6,244,529	99.4%	93.9%
Total	$687,060,442	36	7,450,613	n/a	n/a

	Fair Value as of December 31, 2025	Number of Buildings	NRA(1) (sq ft)	Leased %	Occupied %
Land bank:
Owned properties
Colombia	$30,177,087	N/A	1,090,211	—%	N/A
Sub-total	30,177,087	N/A	1,090,211	—%	N/A
Properties under right-of-use(2)
Peru	9,917,236	N/A	441,115	—%	N/A
Sub-total	9,917,236	N/A	441,115	—%	N/A
Total land bank	40,094,323	N/A	1,531,326	—%	N/A
Properties under development:
Properties under right-of-use(2)
Peru	12,948,826	1	224,427	84.1%	—%
Sub-total	12,948,826	1	224,427	84.1%	—%
Total properties under development	12,948,826	1	224,427	84.1%	—%
Operating properties:
Owned properties
Costa Rica(3)	263,201,125	19	2,516,471	100.0%	100.0%
Colombia	144,844,400	5	1,255,286	100.0%	100.0%
Peru	153,685,370	7	1,605,629	100.0%	100.0%
Mexico	20,569,001	2	257,688	100.0%	100.0%
Sub-total	582,299,896	33	5,635,074	100.0%	100.0%
Properties under right-of-use
Peru	14,482,139	1	169,187	100.0%	100.0%
Sub-total
Total operating properties	596,782,035	34	5,804,261	100.0%	100.0%
Total operating and properties under development	609,730,861	35	6,028,688	99.4%	96.3%
Total	$649,825,184	35	7,560,014	N/A	N/A
(1)The NRA for land bank and properties under development reflect the estimated potential net rental area. The NRA excludes the net rentable area of the patios or the open-air rentable land.
(2)Properties under right-of-use are mainly related to the investment properties developed on leased land. More specifically, they were associated with a land lease agreement the Parque Logistic Callao S.R.L. (Parque Logistic), a partnership entity controlled by LPA, entered into with Lima Airport Partners S.R.L. (“LAP”) under which Parque Logistic committed to lease a land parcel for a period of 30 years, with the intention of developing investment properties.
(3)As of June 30, 2026 and December 31, 2025, the operating properties in Costa Rica included patios and open-air rentable land totaling 521,274 square feet for both periods for the use of trailer parking and open-air warehousing. As of June 30, 2026 and December 31, 2025, the patios and open-air rentable land had a fair value of $6.3 million and $6.1 million, with a weighted average capitalization rate of 8.1% and 8.3%, respectively . The NRA included in the table above excludes areas related to the patios or the open-air rentable land.

Quantitative and Qualitative Disclosures about Market Risk
LPA is exposed to various market and other risks, including the effects of changes in interest rates and foreign currency risk.
Interest Rate Risk
LPA holds financial liabilities (e.g., long-term debt) subject to interest rate risk. LPA manages the interest rate risk by maintaining a mix of fixed and variable rate debt depending on market conditions and facility terms. Fluctuations in interest rates as of the reporting date may impact profit or loss and cash flows. As of June 30, 2026 and December 31, 2025, the debt balances that were subject to variable rates were $227.4 million and $218.9 million, respectively. Assuming no change in the principal amounts outstanding, the impact of a 1% increase or decrease in the assumed weighted average interest rate on interest expense would be approximately $1.1 million for the six months ended June 30, 2026.
Liquidity Risk
Liquidity risk refers to the possibility that LPA may face challenges in fulfilling its obligations related to financial liabilities payable in cash or other financial assets. To manage liquidity, LPA aims to ensure adequate liquidity to meet its liabilities as they become due, both in normal and stressed conditions, without incurring significant losses or harming LPA’s reputation. The Company seeks to maintain a balance between funding continuity and flexibility through the use of bank deposits and loans.
LPA maintains sufficient liquidity through a combination of cash deposits, short-term credit facilities, and committed borrowing facilities to meet expected operating expenses and financial obligations for a minimum period of 90 days, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances, such as natural disasters, that cannot be reasonably predicted.
The Company is confident that LPA has access to a diverse range of funding sources to repay any debts maturing within 12 months as part of its normal business operations. As of June 30, 2026, the Company was compliant with all debt covenants with its lenders. See Note 11 of the Unaudited Condensed Consolidated Interim Financial Statements for more details.
Foreign Currency Risk
LPA is exposed to market risk from fluctuations in foreign currency exchange rates in connection with the Company's subsidiaries. LPA is subject to fluctuations in the exchange rates between the Costa Rican colon, Peruvian sol, Colombian peso, and Mexican peso against the U.S. dollar. LPA implements natural hedging strategies by aligning the denomination of its debt obligations with its revenue streams to minimize currency exposure. In addition, LPA keeps minimal funds in local currencies and holds the majority of funds (excluding restricted cash), approximately 80%, in its functional currency of the U.S. dollar.
Market Risk
LPA's primary market risk exposure derives from fluctuations in interest rates and foreign currency exchange rates. It does not engage in derivative trading or speculative activity to generate income.
Recent Accounting Pronouncements
For information about recent accounting pronouncements that have been adopted or will apply to LPA in the future, see Note 2 of the Unaudited Condensed Consolidated Interim Financial Statements.
JOBS Act
LPA is an “emerging growth company” under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. LPA has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided by the JOBS Act.

Additionally, subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, LPA chooses to rely on those exemptions, LPA may not be required to, among other things: (i) provide an auditor’s attestation report on the system of internal controls over financial reporting pursuant to Section 404; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board ("PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until LPA is no longer an emerging growth company, whichever is earlier.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Forward-looking statements relate to our business plans, objectives, expectations, financial outlook, financial performance and other matters. Such statements are typically identified by terms such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions. However, the absence of these terms does not preclude a statement from being forward-looking. Forward-looking statements are based on management’s current beliefs, assumptions and available information as of the date of this MD&A. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.
These forward-looking statements reflect management's current expectations, forecasts and assumptions and are subject to various risks, uncertainties and potential changes in circumstances. These statements speak only as of the date of this MD&A. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. The forward-looking statements contained in this MD&A address various subjects, which include, but are not limited to, statements regarding:
•expectations regarding, and LPA’s ability to meet expectations regarding, LPA’s strategies and future financial performance, including LPA’s future business plans or objectives, operating expenses, market trends, revenues, liquidity, cash flows and uses of cash, capital expenditures;
•LPA’s ability to invest in growth initiatives;
•the outcome of any legal proceedings that may be instituted against LPA;
•the ability of LPA to raise financing in the future and comply with restrictive covenants related to indebtedness;
•the ability to fully realize the benefits of the Business Combination, which may be affected by, among other things, competition, LPA’s ability to grow and manage growth and profitability, maintain relationships with customers and suppliers and retain its management team and key employees;
•the projected financial information, anticipated growth rate, and market opportunity for LPA, and its estimates of expenses and profitability;
•LPA’s ability to maintain its listing on NYSE American;
•global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, and conflicts in the Middle East, which may exacerbate market pressures and economic volatility;
•increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine, and conflicts in the Middle East;

•developments in or changes to the laws, regulations and governmental policies governing our business;
•anticipated economic, business, and/or competitive factors;
•potential impacts of public health crises, including pandemics, epidemics, or other widespread health crises that may disrupt LPA’s business operations, supply chain or market conditions;
•litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on LPA’s resources;
•exchange rate instability;
•the possibility that expansion of LPA’s customer offerings or certain operations may subject it to additional legal and regulatory requirements, including tort liability;
•LPA’s ability to retain and grow its customer base;
•LPA’s success in finding and maintaining future strategic partnerships and inorganic opportunities;
•the potential liquidity and trading of public securities of LPA;
•the ability of LPA to respond to general economic conditions;
•LPA's strategic expansion plans, including geographic expansion, new markets and other plans;
•any downturn in the real estate industry;
•the ability of LPA to manage its growth effectively;
•the ability of LPA to develop and protect its brand;
•the ability of LPA to compete with competitors in existing and new markets and offerings.
•economic, political and social developments in Costa Rica, Colombia, Peru and Mexico, including political instability, currency devaluation, inflation, and unemployment; and
•the economic performance of Costa Rica, Colombia, Peru and Mexico, including their competitiveness as exporters of manufactured and other products to the United States and other key markets, and the impact of global economic conditions on these markets.
Forward-looking statements are provided for illustrative purposes only and do not guarantee future performance. The factors discussed under “Risk Factors” and elsewhere within our Annual Report, may materially affect the Company's future results and could cause actual outcomes to differ from those expressed or implied by these forward-looking statements.
The risks described under “Risk Factors” within our Annual Report are not exhaustive, and other sections of the Annual Report identify additional factors that could adversely affect the Company's business, financial condition, and operations. As new risk factors emerge from time to time, the Company cannot predict nor fully assess their impact, either individually or in combination, on actual results, which may differ materially from any forward-looking statements. The Company assumes no obligation to publicly update or revise any forward-looking statements, whether due to new information, future events, or otherwise, except as required by law.
The Annual Report contains statements reflecting the Company's beliefs, plans, objectives, expectations, opinions, and intentions based on information available as of the date of the Annual Report. While the Company believes such information provides a reasonable basis for these statements, investors should note that such information may be limited or incomplete and should not be relied on as comprehensive. These statements should not be construed to indicate that the Company has conducted an exhaustive review of all potentially relevant information. Although we believe the plans, objectives, expectations, opinions and intentions reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that those plans, objectives, expectations, opinions, intentions, or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. For these reasons, we caution you to avoid relying on the forward-looking statements described in the Annual Report.